Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

INVESTOR BRIEFING MARCH 2022 THE FUTURE OF TRAVEL, NOW Filed by ITHAX Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Subject Company: Mondee Holdings II, Inc. Commission File No. 001 - 39943

© 2022 All Rights Reserved | Confidential | 2 Proven M&A platform Successfully acquired and integrated 14 companies, driving exponential revenue growth in the Mondee ecosystem and achieving significant synergies Mondee Business Summary Hi - Growth and Profitable Travel Technology Company and Marketplace Mondee is both a growth & value play $3B 1 Gross Revenue, approx. 40% Organic - 62% Inorganic CAGR 2 2015 - 19, 2019: $177M Adjusted Net Revenue, $46M Adjusted EBITDA 3 Modern Marketplace disrupting travel market with an Uber - like platform and crowd - sourced services Marketplace seamlessly connecting travel suppliers with gig agents, corporations and consumers on state - of - the - art operating system disrupting legacy incumbent platforms Attractive valuation Compelling risk adjusted trade when compared to travel marketplace and technology comps and entire spectrum of travel stocks in general

MONDEE

Disrupting a segment of the $2T global travel market

Global travel market, 2019
Bookings = $1.9T

Self-Service Consumer Travel

Low Tech, No Touch



Metasearch
trivago
KAYAK
Airline, Hotel, Car Rental Sites
Marriott
DELTA
OTAs
Expedia
Booking.com
$0.9T
47%
$1.0T
53%
Gig Economy Workers
Travel Agencies
Clubs & Closed User Groups
SMEs & Businesses
TMCs

Assisted/Affiliated Travel

Old Tech, High Touch

Current operating systems are on legacy technology

Sources: IBIS, PhocusWright

© 2022 All Rights Reserved | Confidential | 3

MONDEE

The Gig traveler is setting the pace for change in the travel industry

The faster pace of changing Gig requirements is outpacing current business models and platforms

   

← *Gig Traveler* → ← *Shifting Influence Levels*

Traveler Generation	**Boomers**	**Gen X**	**Millennials**	**Gen Z**
Needs & Requirements	Aggregated Content Pricing/Fare Transparency Accessibility to inventory	Price Sensitive Search-based Content Self-Service Support	"Bleisure" Groups Personalization Online Support Experiential Content	Real-Time, Always On Curated Content FOMO Multi-Tasker/Role Functionality
Intermediaries & Distribution	Travel Agencies Supplier Direct GDSs Email	Online Agencies (OLA, OTA) Metasearch Engines NDC	Text Social Media Travel Memberships & Clubs	Connected Consumer Gig Agents
Solutions: Products & Services	Personal Computing Web Electronic Payment	Online Cloud Privacy	Mobile AI & Machine Learning	Conversational Commerce Social Commerce
Timeline	Pre 2000s →	2010s →	2020s →	2025s…

Mondee's technology has continuously delivered the platforms to meet the evolving traveler needs…

© 2022 All Rights Reserved | Confidential | 4

Accelerating Travel Market Trends

Rapidly changing consumer and business travel trends further accelerated by pandemic, and Mondee is continuously adapting to expand its relevance and enhance its market share in this dynamic environment



Market Shifts, Trends & Transformations
Travel Affiliates
Travel Agents
Gig Economy Workers
Influencers, Cohorts
Home-Based Agents
SMEs, Corporate
Managed Travel
Self Serviced Travel
Cost-Sensitive Return-to-Travel
Member-Based Travel
Value-Savvy Consumers
Generic, Broadcasted Distribution
Curated, Personalized Content
Omni-Channel Shopping
Subscription Services

Mondee's Modern Marketplace

- Curated content rich marketplace
- NextGen conversational commerce technology
- New ancillaries[1] = Consumer flexibility and assurance
- FinTech and MarTech enabled platforms
- Seamless multichannel communication platforms
- All Mondee products will have subscription components in first half 2022

Notes:
1. Ancillaries are add-on products sold in conjunction with a flight or hotel booking, including insurance, price-drop protection, automatic check-in, baggage protection, premium customer support packages, and more

© 2022 All Rights Reserved | Confidential | 5

MONDEE

Mondee is a 3D marketplace with an Uber-like Technology Platform

Multi-dimension differentiators backed by our technology platform….positioning Mondee as a true crowd-sourced marketplace

MONDEE MARKETPLACE

TRIPPRO | tripplanet | Rocketrip | unpub

Differentiated Content

Activities | Cruises | Car | Hotel | Air

- User Generated
- Crowd-Sourced Content
- Exclusive Content
- Public Content

Crowd-Sourced Services, Curation

- Service through crowd-sourced gig workers
- Curated Content & Personalized Experiences
- Gig Workers are Contributors

Channels & Networks

- Closed User Groups, Gig Networks, SMEs, etc.
- Consumers & Travelers
- Micro Networks & Consumer Personas

MONDEE Technology Platform

- Conversational Commerce
- FinTech
- Self Enrollment & Service
- MarTech

© 2022 All Rights Reserved | Confidential | 6

© 2022 All Rights Reserved | Confidential | 7 Mondee has a Proven Record of Rapid Growth and Market Share Expansion Net Revenue Dollars, Millions Acquisitions Organic growth Sources: Mondee financials, PhocusWright Notes: 1. In conjunction with the launch of TripPro, Prasad Gundumogula led a management buyout of the business and became CEO 2. Market share defined as Mondee’s gross revenue as a proportion of gross revenues generated from B2B airfares for the North Am eri can market Market share 2 (%) 1.9 2.2 2.4 3.5 4.6 25 48 54 75 100 77 2011 2012-14 2015 2016 2017 2018 2019 62% CAGR, incl. M&A founded 40% Organic CAGR launched 1 2.4x Market share growth Mondee is building on a track record of exponential profitable growth, disruptive market penetration and delivering on key operating metrics since launching its initial modern operating system. • $3B Gross Sales through the Marketplace • 40% & 62% Organic & Inorganic CAGR’s, 2015 - 2019 • 2019: $177m Organic + Inorganic Revenues • 2019: $46m Adjusted EBITDA • 50M Searches, 5.4M air transactions • 26% Adjusted EBITDA Margin 2019 • Hotel, Car, Cruise, Ancillary Expansion 2019 $70b NA wholesale airfare market

© 2022 All Rights Reserved | Confidential | 8 ▪ No material increase in market share assumed ▪ Net revenue growth driven by increased tickets and revenue per ticket expansion ▪ COVID - 19 era productivity improvements, main variable cost being marketing Mondee is Successfully Diversifying Its Revenue Streams 100.3 80.0 27.6 19.1 19.4 18.8 2.5 110.2 54.7 20.3 2019 Net Revenue Ticket growth Front-end markup + ancillaries increase Fintech platform revenue Improved supplier terms Subscription revenue 2023 Net revenue Sales and marketing Other expense 2023 EBITDA One-time adjustments 2023 Adjusted EBITDA 15% ‘19 - 23 ticket growth, well below historic average Driven by dynamic pricing and ancillary attach rate One - time COVID - 19, future investments and public company expenses 2019 Net revenue Ticket growth Ancillaries + Dynamic Pricing Fintech solutions Improved supplier economics Subscription revenue 2023 Net revenue Sales and marketing Other expense 2023 EBITDA One - time adjustments 2023 Adjusted EBITDA 1 2019 - 23 Change (%) 16 23 NA 2 21 50 35 9 Source: Company financials Notes: * See “Disclaimer – Use of Projections” for all forward - looking projections contained on this page 1. Adjusted EBITDA is a non - GAAP financial measure, calculated as EBITDA as reported minus one - time non - recurring expenses as well as COVID - 19 revenue adjustments and reversals. See “Disclaimer – Non - GAAP Financial Measures” 2 2. In 2019 there were no material Fintech revenues Dollars, Millions 49 177.8 265.2 Expanded Revenue Streams

Proven Ability to Execute On Synergistic Acquisitions

Mondee has been successful in executing and maximizing the value of acquisitions, regardless of market conditions

Strong track record of accretive M&A with 14 acquisitions

Doubled-down during the pandemic to expand products and brands

Content

FOUNDATION — 2011, 2012

2013-2018

COVID-19 — 2019, 2020

1. **Skylink** — Largest N. American consolidator serving the Indian subcontinent
2. **Exploretrip** — Retail flight business and technology platform
3. **cFares** — Metasearch engine
4. **C&H** — Largest N. American consolidator serving Asia
5. **TransAm** — Largest N. American wholesaler serving South America and the South Pacific
6. **Hariworld** — Consolidator focused on the Middle East and Southeast Asia
7. **Aavan Vacations** — Tour company with extensive content

1. **LBF Travel** — Retail travel company with extensive call center operations
2. **Hotelwiz** — Hotel content hub
3. **Bookingwiz** — Marketing and ad platform for travel
4. **Avia Travel** — Travel club platform
5. **Cosmopolitan Travel Services** — Largest and fastest growing N. American wholesaler
6. **Leto Travel** — Canadian consolidator
7. **Rocketrip** — Corporate travel incentives platform

© 2022 All Rights Reserved | Confidential | 9

© 2022 All Rights Reserved | Confidential | 10 # Product - focus Categories Est. Revenue ($M) Est. EBITDA margin (%) 1 Air Content 50 30 2 Air, Hotel Content 40 15 3 Package Technology, Distribution 30 10 4 Air, Hotel Content 25 20 5 Cruise Content, Technology, Distribution 10 15 6 Seven Other (Air, Hotel, Package, Tour, Corporate) Content, Technology, Distribution 70 10 - 50 Sources: Monde e and acquisition target discussions Notes: * Revenue and EBITDA estimates are based on discussions only and are subject to change based on the execution of definitive doc ume ntation Mondee has assembled a strong pipeline of 10+ potential acquisition targets representing an estimated $225M in incremental net revenue and $45M in EBITDA, excluding synergies Robust Pipeline of Potential Strategic Assets $225M Revenue $45M EBITDA 8 of 12 can potentially be executed in the near - term Strong pipeline of potential acquisitions across content, global distribution footprint and technology add - ins ...

ITHAX Acquisition Corp. Introduction

ITHAX Acquisition Corp. is a strategic collaboration between Ithaca Capital Partners and the Principals of AXIA Ventures Group

ITHAX
ACQUISITION CORP



ITHACA
CAPITAL PARTNERS

- Proven track record in travel and prime hospitality investments – five properties acquired and/or asset-managed since its founding in 2017
- Positive returns to date, driven by refinancing and asset disposals



AXIA

- Leading US and EU investment bank; active in the leisure real estate sector; market leader in peripheral Europe
- Recently concluded real estate transactions with market value of $3B, and non-RE transactions with deal value over $28B

- Management team has 40+ years of combined experience in real estate, hospitality investments, asset management and operations, in addition to 70+ years combined experience in transaction, finance, and investment advisory experience
- ITHAX team has an established substantial track record in the hospitality sector, including the acquisition or development of over 70+ hotels and resorts, as well as asset management and operations of over 280 hotels and resorts
- Management has strong networks in the hospitality and real-estate space



Orestes Fintiklis
ITHAX CEO & Chairman
Ithaca Capital Founder



Dimitrios Athanasopoulos
ITHAX CFO, Treasurer & Director
AXIA Ventures Founder



Rahul Vir
ITHAX Director
Ex-Marriott CALA Vice President



George Syllantavos
ITHAX Director
Serial SPAC Entrepreneur



Carlos N. Guimarães
ITHAX Director
Invest Tur Brasil Founder

© 2022 All Rights Reserved | Confidential | 11

© 2022 All Rights Reserved | Confidential | 12 63% 25% 5% 7% Mondee Holdings is combining with ITHAX Acquisition Corp. in a SPAC transaction expected to close in 2022 Transaction Summary Key Highlights Illustrative Pro Forma Valuation (Dollars, Millions) ▪ Valuation: Fully diluted Enterprise Value of $842M and a pre - money equity valuation of $608M ▪ Multiples: 10.5x 2023E EV/ Organic EBITDA multiple or 7.2x 2023E EV/ Organic + Inorganic EBITDA multiple ▪ Pro forma post closing equity valuation of $967 million ▪ Mondee to receive $291.5 million in gross proceeds as a result of the transition - $241.5M 1 from SPAC cash in trust and $50M 2 from PIPE ▪ No secondary element. Proceeds to be used to fund acquisitions, optimize capital structure, and for general corporate purposes Sources ($M) Uses ($M) Public entity cash in trust 1 241.5 Company rollover 608.0 Private placement (PIPE) 2 50.0 Cash to surviving entity balance sheet 151.5 Company rollover 608.0 Repayment of debt 150.0 SPAC Sponsor equity 67.1 SPAC Sponsor equity 67.1 Existing cash on balance sheet 35.0 Payment of est. transaction expenses 25.0 Total Sources ($M) 1,001.6 Total Uses ($M) 1,001.6 Pro Forma Ownership Mondee Shareholders SPAC Public Shareholders PIPE Public Shareholders SPAC Sponsor Sources: Mondee and ITHAX financials. Mondee financials based on AICPA standards; may be adjusted on application of PCAOB standards. Notes: 1. Assuming no redemptions 2. Minimum of $50M Estimated Sources and Uses (Dollars, Millions) Share price $10.00 Pro Forma Shares Outstanding 1 96.7 Equity Value $967 (+) Pro Forma Debt $27 ( - ) Pro Forma Cash ($152) Pro Forma Enterprise Value $842

Proven Enterprise Level Management Team

Mondee has a track record of building a team of seasoned entrepreneurs and execution proven executives, who – together – have 100+ years of combined experience in the travel industry



Prasad Gundumogula
Founder and CEO

Serial entrepreneur. Founder of Metaminds, ExploreTrip, LogixCube, POD Technologies with successful exits



Jim Dullum
COO

Experienced travel and technology executive and entrepreneur. Former EDS (an HP company), BTI Americas, Citicorp



Dan Figenshu
CFO

Experienced CFO and entrepreneur. Former Rocketrip, Mic, The Blaze



Raja Venkatesh
EVP, Corp. Development

Experienced public company CFO with significant M&A experience, Former Myricom, Daystar Tech, Viador and TeraBurst Networks



Michael Thomas
President - Retail

Serial entrepreneur, former LBF Travel Founded and sold businesses to Amadeus and Travelport



Michalis Tsakos
President – Wholesale

Entrepreneur, founded and grew CTS into the largest, fastest growing consolidator in North America



Venkat Pasupuleti
CTO

Experienced CTO and entrepreneur, Former Avesta, Zoom Interview, Eze Technologies



Yuvraj Datta
CCO

Experienced travel executive focused on supplier and revenue management, Former Skylink

© 2022 All Rights Reserved | Confidential | 13

Mondee is a Compelling, Well-Priced Opportunity

Mondee has a track record of delivering on key operating metrics and expects to continue this trend through 2023. Actions taken during COVID-19 are already making a difference

With diversification of the revenue base, overperformed '23 forecast rev/tkt by achieving $52/tkt in '21



Tickets
Millions
2.6
5.4
6.2
2017
2019
2023F



Revenue per ticket
Dollars
21.0
31.0
42.6
2017
2019
2023F



Adj. EBITDA1 margin
Percent
14.0%
26.0%
30.0%
2017
2019
2023F

Actions taken in 2020 and 2021 aim to position Mondee to achieve 2023 targets

- **Tickets.** Excluding growth opportunities such as TripPlanet and Unpub
- **Revenue per ticket.** Dynamic pricing, full suite of ancillaries, GDS/NDC contract renegotiations and acquisitions + launches of subscription businesses

Sources: Company financials (Mondee financials based on AICPA standards; may be adjusted on application of PCAOB standards)
Notes:
* See "Disclaimer – Use of Projections" for all forward-looking projections contained on this page
1. Adjusted EBITDA is a non-GAAP financial measure, calculated as EBITDA as report minus one-time non-recurring expenses as well as COVID-19 revenue adjustments and reversals. See "Disclaimer – Non-GAAP Financial Measures"

© 2022 All Rights Reserved | Confidential | 14

© 2022 All Rights Reserved | Confidential | 15 265 435 - 475 60 70 - 90 40 - 60 225 Management Case Revenue per Ticket of $52 Market Share Increase by 2-3% New Subscription Products1 Total Organic Growth M&A 80 155 - 175 35 20 - 30 20 - 30 45 Management Case Revenue per ticket of $52 Market Share Growth by 2-3% New Subscription Product Total M&A Net Revenues and EBITDA with Growth Levers Source: Company estimates Notes 1. Historical revenue per ticket for period of 1 January 2021 to 30 September 2021 2. Tripplanet and Unpub 3. E xcl udes sizeable revenue and cost synergies (such as content, technology, distribution) Net Revenue with Growth Levers Dollars, Millions EBITDA with Growth Levers Dollars, Millions Substantial Revenue and EBITDA upside with highly predictable organic growth and M&A Strategy Underwriting Case (2023) Revenue per Ticket of $52 1 New Subscription Products 2 Market Share Increase by 2 - 3% Total Organic Growth M&A 3 Underwriting Case (2023) Revenue per Ticket of $52 1 New Subscription Products 2 Market Share Increase by 2 - 3% Total Organic Growth M&A 3 Significant upside from underwritten business case, both organically and inorganically ...

Profit and Loss Statement

MONDEE

Mondee is expected to return to positive Adjusted EBITDA in 2021, with strong increase in 2022 and 2023 driven by higher revenue per ticket, higher sales and marketing spend, and a lean, post-COVID-19 operating structure.

Mondee Consolidated Financial Statements

Income Statement (Millions)

Already overperformed 2021 forecast with >$90m Revenue

Income Statement	2017A	2018A	2019PF[2]	2020PF[2]	2021E	2022E	2023E
Tickets	2.6	3.2	5.4	1.3	1.3	3.3	6.2
Gross Revenue	$1,278.5	$1,153.7	$3,130.0	$435.9	$719.2	$1,710.3	$3,353.7
Total Net Revenue	**$54.1**	**$75.1**	**$177.8**	**$54.2**	**$65.2**	**$152.8**	**$265.2**
Y/Y Growth	*NA*	*NA*	*137%*	*(70%)*	*20%*	*134%*	*74%*
Y/Y Organic Growth	*NA*	*39%*	*33%*	*(50%)*	*NA*	*NA*	*NA*
Sales & Marketing Costs	$22.4	$40.1	$81.9	$31.3	$34.1	$71.4	$110.2
Other Costs	23.9	22.7	50.8	65.1	34.4	57.3	74.9
Total Operating Expenses	**$46.3**	**$62.8**	**$132.7**	**$96.4**	**$68.5**	**$128.7**	**$185.1**
% Margin	*86%*	*84%*	*75%*	*178%*	*105%*	*84%*	*70%*
EBITDA, as reported	$7.8	$12.3	$45.1	($42.3)	($3.3)	$24.1	$80.1
One-time / Non-recurring	$–	$–	$1.0	$–	$–	$–	$–
COVID-19 Refunds & Revenue Reversals	–	–	–	(30.2)	(4.5)	–	–
Adjusted EBITDA[1]	**$7.8**	**$12.3**	**$46.1**	**($12.0)**	**$1.2**	**$24.1**	**$80.1**
% Margin	*14%*	*16%*	*26%*	*NM*	*2%*	*16%*	*30%*

Source: Company financials

Notes:

* See "Disclaimer – Use of Projections" for all forward-looking projections contained on this page

1. Adjusted EBITDA is a non-GAAP financial measure, calculated as EBITDA as reported minus one-time non-recurring expenses as well as COVID-19 revenue adjustments and reversals. See "Disclaimer – Non-GAAP Financial Measures"
2. Pro Forma (PF) for acquisitions during the period; prepared on an AICPA standards basis, may be adjusted on application of PCAOB standards

© 2022 All Rights Reserved | Confidential
| 16

MONDEE

Comparables Selection

Mondee has no direct comparables, hence a selection of global travel B2B, B2C, and GDS businesses provide a proxy for valuation

			B2E[1] Corporate	OTA		GDS	
		MONDEE	ctm	BOOKING HOLDINGS	expedia group	amadeus	Sabre
Geographic presence		Global	EMEA APAC	Global	Global	Global	Global
End market exposure	Retail	✓	–	✓	✓	✓	✓
	Corporate	✓	✓	–	✓	✓	✓
Customer mix	B2B	✓	–	✓	✓	✓	✓
	B2C	✓	–	✓	✓	✗[2]	✗[2]
	B2E	✓	✓	–	–	–	–
CapEx requirement[3]		¼	¼	¼	¾	¾	¾

Sources: Public filings
Notes:
1. B2E Travel defined as a relationship between a business and a enterprise, most commonly for the purposes of facilitating employee business travel
2. AMS and SABR do not offer booking capability directly to consumers
3. CapEx as % of 2019A Revenue. ¼ = < 5%, ½ = 5-10%, ¾ = 10-15%, Full = >15%

© 2022 All Rights Reserved | Confidential | 17

© 2022 All Rights Reserved | Confidential | 18 11.0x 7.4x 14.3x 17.6x 16.2x 20.5x 21.0x Mondee Mondee CTM Booking Expedia Amadeus Sabre 10.5x 7.2x 12.6x 16.5x 12.4x 14.2x 16.5x Mondee Mondee CTM Booking Expedia Amadeus Sabre 2 2 Comparables are trading at ~12 - 17x 2023 EV/EBITDA, ~14 – 21x adjusting for capex. The implied valuation for Mondee represents a deep discount to comparables, despite Mondee’s much higher historic growth rate. The discount has widened, making Mondee’s valuation even more compelling, as a result of a post - pandemic rally in travel stocks at the beginning of 2022. Valuation OTA B2E Corporate GDS 2023F EV/EBITDA 1 Multiple 2 2023F P/E 1 Ratio 41.0 17.7 13.0 16.0 10.1 7.6 Revenue CAGR, 2015 - 19 (%) Sources: Public filings, Capital IQ Notes: 1. Market data as of 16 Feb 2022 2. Using fully - diluted transaction valuation including sponsor equity and transaction costs. Organic Organic Organic + Acquisitions Organic + Acquisitions 63.0 2023F EV/(EBITDA - CapEx 1 ) Multiple 2 14.4x 23.4x 21.6x 20.0x 25.1x 30.7x 9.0x

© 2022 All Rights Reserved | Confidential | 19 14.4x 23.2x 27.9x 8.3x 10.4x 31.3x 12.4x OTAs / Travel Business Svcs Business Airlines Leisure Airlines Hotels Cruise 10.5x 15.1x 16.6x 6.0x 5.0x 15.0x 9.3x OTAs / Travel Business Svcs Business Airlines Leisure Airlines Hotels Cruise Travel - Sector Public Companies – Current Valuation Levels 2023F EV/EBITDA 1 Multiple 2023F P/E 1 Ratio nm 2.5x 3.4x 1.1x 3.2x 4.6x 22.6 7.6 5.0 8.7 4.3 8.0 Sources: Public filings, Capital IQ Notes: 1. Market data (for non - Mondee comparatives) as of 16 Feb 2022, Mondee based on management estimates Organic Organic 1.4x 2023F Net Leverage Ratio 41.0 Revenue CAGR, 2015 - 19 (%) Looking at the entire spectrum of travel companies, going beyond travel marketplace and technology companies, Mondee represents one the best risk - adjusted, post pandemic, travel recovery trades.

Legend Information

Forward Looking Statements

Certain statements in this Document may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 ("**ITHAX**") and Mondee Holdings II, Inc., a Delaware corporation ("**Mondee**"), ITHAX's and Mondee's ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company's future financial performance following the transaction, as well as ITHAX's and Mondee's strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipates," "approximately," "believes," "continues," "could," "estimates," "expects," "forecast," "future, " "intends," "may," "outlook," "plans," "potential," "predicts," "propose," "should," "seeks," "will," or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company's business and/or the ability of the parties to complete the proposed business combination; (12) Mondee's estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company's operating results and rates of growth; (15) dependency on the combined company's relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company's failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company's operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary" in ITHAX's final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the "**SEC**"), including the registration statement on Form S-4, which includes a prospectus/proxy statement of ITHAX, expected to be filed relating to the business combination. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

© 2022 All Rights Reserved | Confidential | 20

© 2022 All Rights Reserved | Confidential | 21